UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission File Number 1-5273-1
STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
(Full title of the plan)
Sterling Bancorp
650 Fifth Avenue
New York, NY 10019
(Name of issuer of the Securities held pursuant to the plan
and address of its principal executive office)

Independent Auditors Report
Statements of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements
Supplemental Schedules
Signatures
Index to Exhibits
EX-23: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Financial Statements and Schedule
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN

*	Schedules required by Form 5500 that are not applicable have been omitted.

Report of Independent Registered Public Accounting Firm
Administrative Committee of
     Sterling Bancorp/Sterling National Bank 401 (k) Plan:
We have audited the accompanying statements of net assets available for plan benefits of Sterling Bancorp/Sterling National Bank 401 (k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and changes in net assets available for plan benefits for the years then ended, in conformity with the U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/  KPMG LLP

New York, New York
June 29, 2006

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004
Assets:

Cash	$5,626	$58,235

Investments at fair value:
Sterling Bancorp common stock	9,388,007	8,756,116
Guaranteed interest accounts	772,574	808,408
Pooled separate accounts	7,263,497	5,888,676
Participant loans	372,882	230,324

Total investments	17,796,960	15,683,524

Accrued dividends receivable	86,089	—

Total assets	17,888,675	15,741,759

Liabilities:

Accrued liabilities (note 3)	85,183	—

Net assets available for plan benefits	$17,803,492	$15,741,759

See accompanying notes to financial statements.

2

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Interest	$50,564	$41,363
Dividends	87,564	201,211
Net (depreciation) appreciation in fair value of investments	(2,822,867)	2,116,836

Total investment (loss) income	(2,684,739)	2,359,410

Participants’ contributions	1,419,486	1,325,835

Total	(1,265,253)	3,685,245

Deductions from net assets attributed to:
Benefits paid to participants	(1,931,524)	(638,140)

Net (decrease) increase prior to transfer	(3,196,777)	3,047,105

Transfer in from ESOP Plan (note 1)	5,258,510	—

Net increase after transfer	2,061,733	3,047,105

Net assets available for plan benefits at:
Beginning of year	15,741,759	12,694,654

End of year	$17,803,492	$15,741,759

See accompanying notes to financial statements.

3

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan

The following brief description of the Sterling Bancorp/Sterling National Bank 401(k) Plan (the “Plan”) is presented for information purposes only and is not intended as a summary plan description for participants. Participants should refer to the Plan document for more complete information.
(a)	General

The Plan is a defined contribution plan covering all employees of Sterling Bancorp and subsidiaries (the “Company” or “Plan Sponsor”), excluding Sterling National Mortgage Company, to help supplement participants’ retirement income. The Plan was established effective January 1, 1990, amended and restated effective January 1, 1994. Under the terms of the amendment, participants and their account balances of the Profit-Sharing Plan for Employees of Sterling National Bank and the Profit-Sharing Plan for Employees of Sterling Bancorp were transferred and merged into the Plan. In 2001, the Plan was amended and restated effective January 1, 2001 reflecting certain changes on service credit and compensation provisions. In 2002, the Plan was further amended effective January 1, 2002 to reflect certain changes under the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). The Plan was also amended in December 2005 to provide that participants’ accounts valued at $1,000 or less and no greater than $5,000 will be rolled over to an individual retirement account established for such purpose by the Committee, which is appointed by the Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee and such committee acts as the Plan’s administrator. Sterling Bancorp is a bank holding company and its common shares are listed on the New York Stock Exchange. Sterling National Bank (the “Bank”) is a wholly owned subsidiary of Sterling Bancorp.

The assets of the Plan include 191,241 shares of common stock of the Company with a market value of $5,258,510 which were transferred in 2005 to the Plan directly from the Sterling Bancorp and Subsidiaries Employee Stock Ownership Plan (the “ESOP”) in connection with the termination of the ESOP.

(b)	Contributions

Regular salaried employees are eligible to participate in the Plan if employed for at least six months and have attained age 20-1/2 years. Participants may elect to contribute to the Plan the lesser of 20% of compensation or the maximum allowable under the income tax regulations which was $14,000 and $13,000 for plan years 2005 and 2004, respectively. Employees who have attained the age of 50 years may make catch-up contributions of $4,000 for 2005 and $3,000 for 2004 which increases the maximum allowable contribution to $18,000 in 2005 and $16,000 in 2004. The Company, at its discretion, may contribute 25% of the first 6% of base compensation that a participant contributes if the participant is employed on the last day of the plan year. Additional company contributions may be contributed at the option of the Company’s board of directors. No contributions were made by the Company during 2005 and 2004.

4	(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Participants may elect to increase and decrease their contributions once every calendar quarter. Participants may discontinue their contributions at any time.

(c)	Vesting

Participants are fully vested in their own contributions and earnings thereon. The Company’s contributions are vested based on the following schedule:

Percent
Years of vesting service	vested
Less than 2 years	—%
2 years	20
3 years	40
4 years	60
5 years	80
6 or more years	100
(d)	Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The amounts of forfeitures for the years ended December 31, 2005 and 2004 were $0. The forfeitures account balance as of December 31, 2005 is $0.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and its share of the Company’s contribution, if any, and investment earnings thereon. Each participant is entitled only to the benefits that can be provided from that participant’s vested account.

(f)	Investment Elections

A participant may elect to direct his or her contributions to each or any of the funds in whole percentages. A participant may change the investment allocation or make transfers between funds.

(g)	Investment Funds Managed by Principal Life Insurance Company

Principal Life Insurance Company (the “Custodian” or “Principal”) manages the Plan’s assets on behalf of the Plan, pursuant to the terms of an annuity contract effective January 1, 1996 between Sterling Bancorp and the Custodian.

The Custodian has been granted discretionary authority concerning purchases and sales of investments in the pooled separate accounts and guaranteed interest account.

5	(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(h)	Participant Loans

Under the Plan, a participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000, subject to a minimum amount of $1,000. Interest is charged to participants at rates that provide a return commensurate with the prevailing rate of interest that would be charged by independent lenders for similar loans. The period of repayment of any loan shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the loan term may not exceed 30 years. A participant may have more than one loan outstanding at a time.

(i)	Payments of benefits

A participant may withdraw his or her accumulated share on retirement date, or make withdrawals based on hardship, death, disability, loans, and termination of employment, as defined in the Plan agreement.

When participation in the Plan terminates for any reason other than death, the participant’s accumulated share, as defined in the Plan agreement, shall be distributed to such participant. When participation in the Plan is terminated by reason of death, the participant’s entire accumulated share, as defined in the Plan agreement, shall be distributable to his or her designated beneficiary or executor. Distributions may be elected to be made in a lump sum at the next valuation date, in a lump sum at some other valuation date not later than 60 days after the close of the plan year in which employment terminates, or in annual installments over a period not to exceed the life expectancy of the last survivor of the participant and his or her beneficiary.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Guaranteed interest account balances are stated at fair value, which represents the balance of the account. Shares of pooled investment funds are stated at fair value, which represents the net asset values of units held by the Plan as reported by the investment manager of the fund. Sterling Bancorp Common Stock is traded on the New York Stock Exchange and is valued at the market price on the last business day of the Plan’s year end. Participants’ loans are valued at cost which approximates fair value.

Realized investment gains and losses are calculated using the weighted average historical cost basis of the investments. Purchases and sales of investments are recognized on a trade-date basis. Interest income is recognized when earned. Dividend income is recognized on the ex-dividend date.

(c)	Payments of Benefits

Benefit payments to participants are recorded when paid.

6	(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(d)	Expenses

Administrative expenses of the Plan, are paid by either the Company or the Plan, as provided in the Plan document. During 2005 and 2004, all plan expenses were paid by the Company.
(3)	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004:

	2005	2004
At fair value:
Sterling Bancorp Common Stock	$9,388,007	$8,756,116
Principal Guaranteed Interest Account	—	808,408
Principal Money Market Account	890,652	—
The net appreciation (depreciation) of the Plan’s investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2005 and 2004, is as follows:

	2005	2004
Sterling Bancorp Common Stock	$(3,382,522)	$1,541,298
Pooled Separate Accounts	559,655	575,538

	$(2,822,867)	$2,116,836

Dividends from Company stock are earned by the Plan quarterly. Dividends are used to purchase additional shares of stock. On December 27, 2005, the Plan initiated a purchase of additional company stock expecting receipt of the quarterly dividends. However, the dividends were not received until January 3, 2006. The securities were purchased by the Plan on December 30, 2005, and Wachovia Bank advanced to the Plan the sum of $85,183 to fund the purchase until the cash from the dividend was received.
(4)	Risks and Uncertainties

The Plan offers a number of investment options including the Company common stock and a variety of pooled investment funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the statement of assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company common stock, which principally invests in the securities of a single issuer.

7	(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(5)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue and terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination or partial termination, the participant account balances shall become fully vested, and net assets distributed to participants and beneficiaries in proportion to their respective account balances.

(6)	Income Tax Status

The Plan obtained a favorable determination letter dated November 22, 2002, from the Internal Revenue Service, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)	Related Party Transactions (Parties in interest)

Certain Plan investments are shares of pooled separate accounts managed by Principal. Principal is the recordkeeper and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(8)	Reconciliation of Financial Statements to Form 5500

Accrued Dividends and Liabilities

The following is a reconciliation of the Statements of Net Assets Available for Benefits per the financial statements and Form 5500 for the years ended December 31, 2005 and 2004:

	2005	2004
Statements of Net Assets Available for Benefits:
per financial statements	$17,803,492	$15,741,759
Plus: 2005 Accrued liabilities	85,183	—
Less: 2005 Accrued dividends receivable	(86,089)	—

per Form 5500	$17,802,586	$15,741,759

The Statement of Net Assets Available for Plan Benefits per financial statements differs from the Statement of Net Assets Available for Plan Benefits per the Form 5500 for the year ended December 31, 2005 due to the accrual basis, on which the financial statements are based, versus the cash basis for the Form 5500.

8	(Continued)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Participants’ Contributions
The following is a reconciliation of participants’ contributions per the Statements of Net Assets Available for Benefits to participants’ contributions per Form 5500 for the years ended December 31, 2005 and 2004:

	2005	2004
Participants’ contributions per the Statement of Changes in Net Assets Available for Benefits	$1,418,181	$1,325,835
Plus: 2003 Employee contributions receivable	—	48,735

Participants’ contributions per Form 5500	$1,418,181	$1,374,570

Participants’ contributions per the Statement of Changes in Net Assets Available for Plan Benefits differs from participants’ contributions per the Form 5500 for the year ended December 31, 2004 due to the accrual basis, on which the financial statements are based, versus the cash basis for the Form 5500.

9

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

	Number of units of
Identity of issuer, borrower	shares, maturity date	Current
or similar party and description of investment	and rates of interest	value
Guaranteed Interest and Pooled Separate Accounts managed by Principal Mutual Life Insurance Company*:
Guaranteed Interest Accounts	Interest rates range
	from 1.73% to 5.02%
	with 5 year maturity	$772,574
Pooled separate accounts, at fair value:
Principal Money Market Account	19,645 units	890,652
Principal Bond & Mortgage Account	421 units	309,538
Principal Government Securities Account	27,352 units	540,405
Principal Large Capital Stock Index	15,281 units	719,426
Principal Medium Company Value Sep Account	1,836 units	108,493
Principal Large Capital Balanced I Sep Account	18,288 units	392,155
Principal Large-Cap Value Sep Acct	12,169 units	168,400
Principal Medium Capital Value I Sep Account	11,954 units	350,373
Principal Medium Capital Value Sep Account	4,200 units	68,683
Stock Emphasis Balanced Sep Account	359 units	9,495
Principal U.S. Property Sep Account	1,021 units	664,446
Russell LifePoints Aggressive Strategy (D) Fund Account	1,645 units	23,015
Russell LifePoints Balanced Strategy (D) Account	42,065 units	613,883
Russell LifePoints Conservative Strategy (D) Account	687 units	9,618
Russell LifePoints Equity Aggressive Strategy (D) Account	1,233 units	16,783
Russell LifePoints Moderate Strategy (D) Account	2,181 units	31,022
Medium Company Blend Account	5,781 units	360,613
Principal Large-Capital Growth I Sep Account	28,028 units	252,094
Principal Mid-Cap Growth I Sep Account	2,091 units	41,003
Principal Mid-Cap Growth Sep Account	5,766 units	72,614
Principal Partners Small-Cap Growth II Account	16,781 units	173,260
Principal Small Company Blend Account	5,739 units	392,424
Principal International Small Company Account	6,128 units	330,510
Principal Diversified Intl Sep Acct.	7,336 units	362,070
Principal Financial Group, Inc. Stock Account	2,948 units	76,620
American Century Small Cap Value Adv Fund Account	19,358 units	186,420
Principal Large-Cap Growth II Account	3,735 units	32,698
American Century Vista Adv Fund	11 units	163
American Funds Growth Fund of America R3 Fund Account	602 units	18,353
American Funds EuroPacific Growth R3 Fund Account	1,187 units	48,207
Principal Small-Cap Val II Sep Acct	1 unit	13
Principal Small-Cap Growth III Sep Acct	4 units	48

		7,263,497

Sterling Bancorp Common Stock*	474,779 shares	9,388,007

50 Participant Loans*	Interest rates range
	from 6.00% to 11.50%
	with maturities ranging
	from 1 year to 5 years	372,882

		$17,796,960

*	Party in interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Sterling Bancorp/Sterling National Bank 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STERLING BANCORP/STERLING NATIONAL BANK 401(k) PLAN
Date: June 29, 2006	By:	/s/ Jessica Perez
Jessica Perez
(a member of the Plan’s Administrative Committee)

EXHIBIT INDEX

Sequential
Exhibit		Filed	Page
Number	Description	Herewith	No.

23	Consent of Independent Registered Public Accounting Firm	X